UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4) 1

Zweig Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

989834205
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989834205

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,702,547
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,702,547
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.79%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 989834205

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,044
	8	SHARED VOTING POWER 14,916
	9	SOLE DISPOSITIVE POWER 10,044
	10	SHARED DISPOSITIVE POWER 14,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 989834205

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the folliwing:

Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") and George W. Karpus, the President and CEO of Karpus are referred to as a "Reporting Person" and collectively as "Reporting Persons". Mr. Karpus is the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed to be the beneficial owner of Shares held by the Karpus Family Foundation, Inc., George W. Karpus IRA Rollover, Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund, and Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities"). Each of the Reporting Persons is party to that certain Joint Filing Agreement previously filed. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,702,547 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 9.79% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,702,547 Shares beneficially owned by Karpus Investment Management is approximately $21,639,372, excluding brokerage commissions.

The aggregate purchase price of the 24,960 Shares held by Mr. Karpus and the Karpus Entities is approximately $317,241, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 17,388,121 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 10, 2016 and adjusted for shares tendered as stated in the Fund's June 3, 2016 press release.

A.	Karpus

(a)	As of the close of business on June 10, 2016, Karpus Investment Management beneficially owned 1,702,547 Shares held in the Accounts.

Percentage: Approximately 9.79%

(b)	1. Sole power to vote or direct vote: 1,702,547
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,702,547
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus Investment Management during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Karpus

(a)	As of the close of business on June 10, 2016, Mr. Karpus, beneficially owned 10,044 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 14,916 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,044
2. Shared power to vote or direct vote: 14,916
3. Sole power to dispose or direct the disposition: 10,044
4. Shared power to dispose or direct the disposition: 14,916

(c)	The transactions in the Shares by George W. Karpus during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 989834205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 13, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	62 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	542 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares over the last 60 days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(1,700)	12.95	4/14/2016
Sale of Common Stock	(1,000)	13.02	4/18/2016
Sale of Common Stock	(4,513)	13.16	4/21/2016
Sale of Common Stock	(550)	13.17	4/22/2016
Sale of Common Stock	(460)	13.07	4/25/2016
Sale of Common Stock	(400)	13.18	4/27/2016
Sale of Common Stock	(8,556)	12.63	5/16/2016
Sale of Common Stock	(150)	12.58	5/18/2016
Sale of Common Stock	(300)	12.50	5/19//2016
Sale of Common Stock	(8,808)	13.78	5/23/2016
Sale of Common Stock	(1,158,565)	13.78	6/3/2016
Sale of Common Stock	(33,073)	13.78	6/6/2016
Sale of Common Stock	(260,515)	12.80	6/7/2016
Sale of Common Stock	(5,711)	12.80	6/8/2016
Sale of Common Stock	(1,268)	12.77	6/9/20166
Sale of Common Stock	(2,100)	12.70	6/10/2016

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(15,618)	13.78	6/3/2016